中國海洋石油有限公司

CNOOC LIMITED

September 20, 2017

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 21, 2017

Supplemental Response Dated July 6, 2017

Comment Letter Dated August 15, 2017

File No. 1-14966

Dear Messrs. Schwall and Horowitz and Ms. Lu:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) dated August 15, 2017 with respect to the Form 20-F for the fiscal year ended December 31, 2016 of CNOOC Limited (the “Company”), which was filed on April 21, 2017 (the “2016 20-F”) and the Company’s supplemental response dated August 15, 2017. For your convenience, the italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for Fiscal Year ended December 31, 2016

Information on the Company, page 19

Business Overview, page 21

Selected Operating and Reserves Data, page 23

Proved Undeveloped Reserves (PUD), page 27

1.       We note your response to prior comment 1. Further revise your disclosure of changes in proved undeveloped reserves to quantify each separate cause on a disaggregated basis, including revisions of previous estimates due to factors such as economics and performance.

Response: The Company respectfully advises the Staff that the changes in Proved Undeveloped Reserves (“PUDs”) in offshore China, overseas and Canada were respectively set forth in its response dated July 6, 2017 and further explanations regarding “revisions of previous estimates” are as follows:

(1)	Offshore China: a decrease of 57.2 million BOE in PUDs was due to revisions to previous estimates, including:

•	a decrease of 105.6 million BOE in PUDs caused by a change in economic

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

factors, primarily related to the decrease in oil price. Five oil fields (Luda 5-2N, Jinzhou 20-2N, Bozhong 8-4, Lufeng 14-4 and Liuhua 27-1) accounted for 83.9 million BOE of this reduction. For these fields, the associated costs of production and development using SEC existing economic conditions was estimated at around $50 US/bbl, which exceeded the realized 2016 SEC oil price, and therefore the oil fields were written-off due to being uneconomic. These fields accounted for 79% of changes in PUD quantities due to economic factors in offshore China;

and partially offset by:

•	an increase of 48.4 million BOE in PUDs caused by technical factors, which were mainly due to better than expected production performance and increased reservoir recoveries from infill drilling. Seven oil fields (Caofeidian 11-1, Caofeidian 11-6, Penglai 19-3, Penglai 19-9, Suizhong 36-1, Qinhuangdao 32-6 and Bozhong 28-2S) accounted for 41.5 million BOE of this increase in PUDs. These fields accounted for 86% of changes in PUD quantities due to technical factors in offshore China.

(2)	Overseas: a decrease of 464.7 million BOE in PUDs was due to revisions to previous estimates, including:

•	a decrease of 494.2 million BOE in PUDs caused by a change in economic factors, primarily due to the decrease in oil price. The Canadian oil sand Long Lake project accounted for 486.5 million BOE of this reduction in PUDs. For Long Lake, the associated costs of production and development using SEC existing economic conditions was estimated at $51.6 US/bbl, which exceeded the realized 2016 SEC oil price, and therefore the Long Lake project proved undeveloped reserves were written-off due to being uneconomic. Long Lake accounted for 98% changes in PUD quantities due to economic factors for overseas properties;

and partially offset by:

•	an increase of 29.4 million BOE in PUDs caused by technical factors, which was mainly due to better than expected production performance and increased reservoir recoveries from infill drilling and reservoir remapping. The MISSAN, Madura Strait, Tangguh and OML130 projects accounted for 24.4 million BOE of this increase in PUDs. These projects accounted for 83% of the change in PUD quantities due to technical factors for overseas properties.

In response to the Staff’s comments, the Company intends to disclose the changes in PUDs in accordance with the change categories under FASB 932-235-50-5 in its future filings of Form 20-F.

Regional Overview, page 32

2.	You identify the present activities related to the Long Lake project such as “project evaluation mainly including the most economic use of the upgrader in the future” and “preservation of the upgrader facilities for asset sustainment” in your response to prior comment 3. Provide us with additional information clarifying your present activities. As part of your response, describe your plans for the upgrader and explain how this impacts the production of your proved developed reserves.

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Response: The Company respectfully advises the Staff that the Company’s present activities and future plans related to the upgrader of the Long Lake project primarily include the following:

(1) Preservation:

•	After the Hydrocracker Unit incident in January 2016, the undamaged units continued circulating until May 2016, when all the units were taken down due to the Fort McMurray wildfires. In September 2016, several units in the upgrader were put into an interim winter preservation mode, which included draining, drying and a nitrogen purge and blanket of the units to inhibit corrosion. The Upgrader Utility and Offsite systems have remained in operation in support of the Steam Assisted Gravity Drainage (“SAGD”) facility operations since July 2016, when the SAGD plant was brought back up after the wildfires.

•	Current preservation activities are on-going to ensure a longer term preservation of the upgrader while the Company is evaluating the best future economic use of the upgrader. These activities include an overall inspection of the units, extensive chemical cleaning and drying, followed by a vapor phase corrosion inhibitor and nitrogen pack. Once the chemical cleaning, flushing and nitrogen packing are completed, regular and periodic inspections and maintenance, including the periodic turning of pumps and motors, will be completed. The upgrader electrical heat tracing system will remain energized and be left in low power mode.

(2) Evaluation of the most economic use of the upgrader in the future:

•	A global team actively continues to evaluate the future plan for the upgrader when it comes back on-line, including addressing current operating constraints, deficiencies and bottlenecks, as well as future efficiencies including reconfigurations of different processing units in order to maximize future cash flows from the Long Lake SAGD and upgrader facilities.

•	Once the Company determines which future plan will be most economic for its Long Lake Oil sands assets, the Company plans to move forward with engineering and execution activities. The current intention is for the upgrader to come back on-stream in 2021, concurrent with the Company’s expectation of sufficient feedstock being produced from the Long Lake assets to increase the utilization and cash generating potential of the upgrader.

The Company further advises the Staff that these plans have no impact for the proved developed reserves and future production volume, as no SEC proved reserves could be recognized as at December 31, 2016 for SEC reporting, given the estimated future cash outflows exceeded the inflows when SEC existing economic conditions were applied to the conservative estimate of future production used for proved reserves.

Notes to Consolidated Financial Statements

Note 14 – Property, Plant and Equipment, page F-47

3.      Your response to prior comment 5 states that your impairment model considers Steam Assisted Gravity Drainage production and upgrading to be an integrated operation which also includes K1A pipeline repair and the restoration of upgrading. Considering that the bitumen production facilities have continued to operate while the Long Lake upgrader is not in operation, please explain how your accounting treatment is consistent with the guidance for identifying a cash generating unit in paragraph 66, 68, 69, and 71

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

of IAS 36. In doing so, tell us whether the recoverable amount of each individual asset or group of assets can be determined.

Response: The Company respectfully advises the Staff that the Company’s Long Lake assets, which include the SAGD wells and facilities, upgrader and the KIA pipelines, are built as an integrated operation for the production and distribution of upgraded synthetic crude volumes. This group of assets is deemed a cash-generating unit (a “CGU”), as it meets the criteria of “the lowest aggregation of assets that generate largely independent cash inflows” per IAS 36 paragraph 68 considering “the recoverable amount cannot be determined for an individual asset” for the SAGD wells and facilities, upgrader or the K1A pipeline individually. While the current SAGD wells and facilities can operate largely independently of the upgrader, the Upgrader Utility and Offsite systems, which have remained in operation, are necessary to produce intended levels of bitumen within the required limit of Nitrogen Oxide (NOx) emission. The other units cannot operate independently of the SAGD wells and facilities.

•	The Upgrader Utility and Offsite systems are required in order to ensure the Company does not exceed its regulatory approvals for NOx emissions, the steam from these systems allows the Company to control its NOx emissions, and run the co-generation at maximum rates. Without these systems running, the Company would have to turn down its co-generation and reduce SAGD production significantly, which would affect the Company’s ability to achieve positive economic results from the SAGD facilities.

•	K1A was built to bring bitumen emulsion from an area further away from the Central Processing facilities to these SAGD facilities for processing, and then onward to the upgrader as feedstock. The K1A area could not generate cash from its production without further processing at least through the SAGD facilities.

•	The upgrader requires hot feedstock and high quality water from the nearby SAGD facilities in order to generate cash flows, and thus it also cannot generate cash inflows without the production of the SAGD operations.

The Company has considered IAS 36 paragraph 66, 69, 70 and 71 as well. Bitumen production is not the intended operation of the project – the intended operation is to upgrade the bitumen produced to a higher grade, more valuable synthetic crude oil. Prior to the Hydrocracker Unit explosion and the wildfires, the Company has always monitored and measured the performance of its Long Lake assets based on the cash generated from the sale of upgraded synthetic crude, and this will continue once the upgrader is restarted.

The Company further advises the Staff that the recoverable amount of either K1A or the upgrader cannot be individually determined; their value in use cannot be estimated separately from the SAGD asset, as noted above, and also cannot be separately estimated as being close to their fair value less costs of disposal:

•	The future cash flows from continuing use of the K1A pipeline or the upgrader cannot be estimated to be negligible, and the K1A pipeline or the upgrader could not be sold separately from the SAGD facilities for a similar amount to their value in use with the SAGD facilities.

•	Moreover, (as noted above) the K1A pipeline was built in the specific location needed to bring the bitumen emulsion from further away to the SAGD facilities, and the upgrader was built in a specific location with particular infrastructure and design specifications, requiring the hot feedstock and high quality water from the nearby SAGD facilities, thus neither of these assets generates cash inflows that are largely independent of the cash inflows from the other assets in this group.

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

Therefore, in a summary because of the above factors, and in accordance with IAS 36 paragraph 66, the Company considers the SAGD wells and facilities, the upgrader and the K1A pipeline to be a CGU for impairment testing purposes.

4.      From your response to prior comment 5, we note that you are currently conducting Business Continuity Planning to assess the most economic future use of the Long Lake assets and that the best estimate of the future use of the Long Lake assets has not changed from prior years. However, disclosure in your Form 20-F states that you recorded impairment in 2016 due to the revision of forecasted oil prices and the adjustment in operating plan for your oil sand assets in Canada. Tell us in greater detail about the factors that resulted in the impairment in Canada. Refer to paragraphs 31, 33, 35, and 38 of IAS 36.

Response: The Company respectfully advises the Staff that the impairment it recorded in 2016 resulted from revisions to its forecast oil prices and the adjustment in operating plan of Long Lake assets. The Company revised WTI forecast prices and its WCS to WTI differential to reflect its best estimate of the range of economic conditions that will exist over the remaining life of these assets. Although the integrated operation of SAGD production and upgrading hasn't changed, the Company revisited the operating plans of Long Lake assets taking into consideration of the latest situation of the upgrader and reflected those adjustments including the delay of the upgrader‘s back online in the impairment assessment.

The Company further advises the Staff that the Company’s response to prior comment 5 was intended to indicate that the expected future use of the assets has not changed, being the integrated operation of SAGD and upgrader.

5.      We note from your response to prior comment 5 that the model you have selected for impairment testing represents management’s current understanding of future plans and that no assumed benefits to future cash flows from future restructurings or potential changes to the business model are included in your application of the value-in-use model. Provide us with additional explanation regarding your estimates of future cash flows for the Long Lake assets in their current condition, especially considering that the Long Lake upgrader is currently not in operation. In addition, tell us why your best estimate of the future use of the Long Lake assets has not changed from prior years. Refer to paragraphs 44, 45, and 48 of IAS 36.

Response: The Company respectfully advises the Staff that the estimates of future cash flows are based on management’s best estimates and include the Company’s plans for resumption of upgrader operations commencing in 2021. The costs related to bringing the upgrader back in operation have been included in accordance with the requirement of IAS 36 paragraph 42, that “the estimate of future cash outflows includes an estimate of any further cash outflow that is expected to be incurred before the asset [the upgrader] is ready for use”. These costs are related to repair costs, not for enhancements or improvements. None of the future cash outflows or cost savings and future cash inflows that might arise from any upgrader reconfigurations being considered by the Company’s global team have been included in future cash flows, in line with IAS 36 paragraphs 44, 45 and 48 requirements.

The Company further advises the Staff that the assumption that the upgrader will start-up in 2021 is driven by Long Lake’s SAGD production forecast and the current expectation of having sufficient bitumen feedstock available to allow sufficient utilization by the upgrader to generate incremental cash flow. In the interim, Long Lake will operate as a SAGD only operation, marketing a blended bitumen product as the Company is today. The increased production in the 2021 timeframe is driven by the resumption of K1A production activities after the pipeline is repaired, as well as the start-up of future sustaining pads on the Long Lake lease.

Mr. Roger Schwall

Mr. Ethan Horowitz

Ms. Wei Lu

*                    *                    *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452 1441 or by email at xiewz@cnooc.com.cn or Mr. Li He of Davis Polk & Wardwell LLP by telephone at (86-10) 8567-5005 or by email at li.he@davispolk.com. Thank you very much for your assistance.

Sincerely,

/s/ Weizhi Xie

Name: Weizhi Xie

Title: Chief Financial Officer

cc:            Li He, Davis Polk & Wardwell LLP